

Mail Stop 3561

March 11, 2010

Via U.S. Mail and Facsimile to (248) 844-0302

Mr. Thomas W. Itin
Chief Executive Officer
LBO Capital Corp.
3509 Auburn Rd., Suite 200
Auburn Hills, MI 48326-3318

      Re: LBO Capital Corporation
              Item 4.02 Form 8-K
              Filed March 10, 2010
              File No. 033-19107

Dear Mr. Itin:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that you will increase your March 31, 2009 accounts receivable and short-term liabilities by $700,000 to reflect the change in accounting treatment for the account receivable factoring transaction. Please explain to us why you will increase your March 31, 2009 accounts receivable and short-term liabilities by the amount of $700,000. In that regard, we note your March 31, 2009 accounts receivable currently includes $126,000 for the remaining amount due from the factor, Capital Plus Partners, LLC, after deducting the first quarter commission and factoring discount, and, it appears to us that the full amount of receivables was not factored.

2.   Please tell us and revise to include disclosure of how the change in accounting treatment from the sale of a receivable with recourse to a secured borrowing will impact your consolidated statements of cash flows.

3.   We note that you will amend your March 31, 2009 Form 10-Q to reflect the change in accounting treatment for the $700,000 account receivable factoring transaction that took place on March 30, 2009. Please tell us if you will also amend your June 30, 2009 and September 30, 2009 Forms 10-Q to reflect this change in accounting treatment. In that regard, it appears to us that the secured borrowing liability would still remain at each balance sheet date and the statements of cash flows for the six and nine months then ended would reflect proceeds from secured borrowings.

4.   Please disclose the date of the conclusion regarding *each* non-reliance and an identification of the respective financial statements and years or periods covered that should no longer be relied upon. Also provide a statement of whether the audit committee, the board of directors, or authorized officers, discussed the matters disclosed in the Form 8-K with your independent accountant. Refer to Item 4.02(a)(1) and (a)(3) of Form 8-K.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315, if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3688 with any other questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief